

MATTHEW LAUER

EVP, Finance and Investor Relations

Greeley, CO
410.215.3515
mlauer3@gmail.com
linkedin.com/in/matthew-lauer-b02b4a3b/

SUMMARY

Dynamic and multi-talented financial services professional and entrepreneur with 15+ years of experience in financial analysis and investment initiatives across banking, energy, software and private equity. Practiced in analyzing, evaluating and improving processes and procedures across various industries. Proficient at successfully executing investment efforts while fostering positive team and stakeholder relations. A resident of Northern Colorado with the reputation of building and maintaining strong relationships.

WORK EXPERIENCE

GAME CHANGER / XCITE INTERACTIVE
2017 - PRESENT

Executive Vice President

Assisted with private placement capital raise for Game Changer in 2017. Responsible for building and maintaining relationships with shareholders and potential investors. Work with CEO to develop and manage periodic reporting for investor updates.

Tasked with developing and build out back office finance functions at Game Changer. Primary focus on performing and implementing operational finance processes and procedures across Treasury Management, Financial Reporting, Budget & Forecasting, Invoicing, Payables/Receivables Management, and Payroll.

Responsible for Human Resource function, working alongside managers to oversee recruiting, hiring, and onboarding of new employees. Additional responsibilities include employee relations and development, compensation and benefits, and analyzing employee retention and attrition.

RWN3 CONSULTING
2015 - 2017

VP, Acquisitions & Finance

Evaluate direct investment opportunities, specializing in smaller private companies or micro-cap public entities. Opportunities are typically sourced through direct relationships and institutions. Investments focus on companies with revenues in the $5-50M range, investment sizes of $1-10M.

- Identify opportunities in sectors that have manageable competitive dynamics and where investment and operational capabilities can add value
- Assist in capital raise and structure of investments through network in Greater Denver and Northern Colorado
- Perform administrative and analytical back office functions for portfolio companies that pertain to: opportunities, accounting/finance: making recommendations on efficiency and operational improvements that positively impact business
- Manage Investor Relations function by fostering communication through verbal and written communications

CONSTELLATION ENERGY
2007 - 2014

Sr. Financial Analyst, Commodities Trading

Oversaw and managed $1B regional wholesale commodity portfolio with respect to budgeting, forecasting, and modeling. Responsible for communication of economic trends and risk mitigation strategies for owned generation assets across the New York and New England regions. Other responsibilities include:

- Assembled annual budgets for specified regions; worked with traders and portfolio managers to manage assumptions around revenue and cost centers.
- Monitored daily performance valuation; communicated trends and variances to portfolio managers through in-depth financial analysis by risk portfolio.
- Performed monthly and quarterly financial planning, working with accounting to explain variances between forecast and actuals.

EDUCATION

TOWSON UNIVERSITY
2000 - 2005

Bachelor of Science

Business Administration & Finance